Goldman Sachs Trust (the “Trust”)

Goldman Sachs International Equity Funds

Class A, B, C, Service and Institutional Shares of
Goldman Sachs CORESM International Equity Fund
Goldman Sachs International Equity Fund
Goldman Sachs European Equity Fund
Goldman Sachs Japanese Equity Fund
Goldman Sachs International Growth Opportunities Fund
Goldman Sachs Emerging Markets Equity Fund
Goldman Sachs Asia Growth Fund

Supplement dated March 24, 2004 to the Prospectuses

dated December 23, 2003

Goldman Sachs Fixed Income Funds

Class A, B, C, Service and Institutional Shares of
Goldman Sachs Municipal Income Fund
Goldman Sachs High Yield Fund
Goldman Sachs Global Income Fund
Class A and Institutional Shares of
Goldman Sachs Emerging Markets Debt Fund

Supplement dated March 24, 2004 to the Prospectuses

dated February 27, 2004

Redemption Fee. Effective on or about May 24, 2004, the Goldman Sachs CORESM International Equity Fund, Goldman Sachs International Equity Fund, Goldman Sachs European Equity Fund, Goldman Sachs Japanese Equity Fund, Goldman Sachs International Growth Opportunities Fund, Goldman Sachs Emerging Markets Equity Fund, and Goldman Sachs Asia Growth Fund (together, the “International Equity Funds”) and also the Goldman Sachs Municipal Income Fund, Goldman Sachs High Yield Fund, Goldman Sachs Global Income Fund and Goldman Sachs Emerging Markets Debt Fund (together with the International Equity Funds, the “Funds”) will charge a 2% redemption fee on the redemption of shares (including by exchange) held for 30 calendar days or less. For this purpose, the Funds use a first-in first-out (“FIFO”) method so that shares held longest will be treated as being redeemed first and shares held shortest will be treated as being redeemed last. The redemption fee will be paid to the Fund from which the redemption is made, and is intended to offset the trading costs, market impact and other costs associated with short-term money movements in and out of a Fund. The redemption fee may be collected by deduction from the redemption proceeds or, if assessed after the redemption transaction, through a separate billing.

The redemption fee does not apply to transactions involving the following:

•	Redemptions of shares acquired by reinvestment of dividends or capital gains distributions.

•	Redemptions of shares that are acquired or redeemed in connection with the participation in a systematic withdrawal program or automatic investment plan.

•	Redemptions of Class B or Class C shares of the Funds, until the earlier of:

(a)	The effective date of any rules or regulations promulgated by the Securities and Exchange Commission (the “SEC”) requiring the imposition of a redemption fee on such shares; or

(b)	The development and implementation by the Funds’ transfer agent of the systems necessary to support the imposition of a redemption fee on such shares.

•	Redemptions of shares in connection with a regularly scheduled automatic rebalancing of assets by certain mutual fund asset allocation programs.

•	Redemptions of shares maintained in omnibus accounts by the Funds’ transfer agent on behalf of trust companies and bank trust departments investing assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants (in the case of certain retirement plans) have full or shared investment discretion.

•	Total or partial redemptions of shares held through retirement plans and accounts maintained pursuant to Sections 401 (tax-qualified pension, profit sharing, 401(k), money purchase and stock bonus plans), 403 (qualified annuity plans and tax-sheltered annuities) and 457 (deferred compensation plans for employees of tax-exempt entities or governments) of the Internal Revenue Code of 1986, as amended, that are maintained by the Funds’ transfer agent on an omnibus basis.

The Trust reserves the right to modify or eliminate the redemption fee or waivers at any time and will give 60 days’ prior written notice of any material changes, unless otherwise provided by law. The redemption fee policy may be modified or amended in the future to reflect, among other factors, regulatory requirements mandated by the U.S. Securities and Exchange Commission.

In addition to the circumstances noted above, the Trust reserves the right to grant additional exceptions based on such factors as operational limitations, contractual limitations and further guidance from the SEC or other regulators.

Holding of Exchanged Shares. Effective on or about May 24, 2004, if a shareholder acquires Class B or Class C shares of a Fund through an exchange, in order for those particular shares to be eligible for another exchange, the Class B or Class C shares must have been registered in the shareholder’s name for at least 30 calendar days (the “exchange-hold limitation”). The Trust and Goldman, Sachs & Co. (“Goldman Sachs”) will reject a request to exchange Class B or Class C shares that have been registered for a shorter period. In addition, the Trust (or Goldman Sachs) may reject requests to exchange Fund shares whether or not they have been registered in the shareholder’s name for 30 calendar days or longer and regardless of whether those shares were acquired in a purchase or exchange, if in the Trust’s (or Goldman Sachs’) judgment, an investor has a history of excessive trading or if an investor’s trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange privileges from any investor. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. The restrictions stated in this paragraph do not affect the right of a shareholder to sell (redeem) Fund shares at any time and receive redemption proceeds.

Because of the implementation of the redemption fee on Class A shares of the Funds described above, effective on or about May 24, 2004, Class A shares of the International Equity Funds will not be subject to either the exchange hold limitation stated above or the similar 15-calendar day exchange hold limitation stated in the fifth and sixth sentences in “Restrictions on Excessive Trading Practices” in the Prospectus dated December 23, 2003 for Class A, B and C shares of the International Equity Funds.

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